United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

For the fiscal year ended December 31, 2006 and 2005

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MidSouth Rail Union 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2006	10

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions	11

Signatures	12

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator of
MidSouth Rail Union 401(k) Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to an express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$15,112	15,260

Investments, at fair value:
Common stock of Kansas City Southern	232,362	207,997
Common collective trust	1,091,103	1,033,271
Mutual funds	2,877,512	2,400,030

Total investments	4,200,977	3,641,298

Other receivable	—	21, 732

Total assets	4,216,089	3,678,290

Liabilities:
Investment trades payable	14,600	28,625
Accrued liabilities	3,099	—

Total liabilities	17,699	28,625

Net assets available for benefits at fair value	4,198,390	3,649,665
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,807	16,031

Net assets available for benefits at contract value	$4,222,197	3,665,696

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$199,268	169,597
Net appreciation in fair value of investments	243,561	62,084

Total investment income	442,829	231,681

Contributions:
Participant contributions	352,131	342,278
Company contributions	90,212	86,152

Total contributions	442,343	428,430

Total additions	885,172	660,111

Deductions:
Benefits paid	(328,671)	(228,660)

Increase in net assets available for benefits	556,501	431,451

Net assets available for benefits:
Beginning of year	3,665,696	3,234,245

End of year	$4,222,197	3,665,696

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Midsouth Rail Union 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all full-time employees of the Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, Transportation Communications International Union, or United Transportation Union. Plan entry dates are the first day of each calendar quarter.

A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. The Plan’s trustee, Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 100% of the first $500 of participant salary deferral contributions. Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions into any of the various funds offered by the Plan, which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.

Company contributions vest according to the following schedule:

Years of	Percent
service	vested
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years	100%
(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(g)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $358 and $118 for the Plan years ended December 31, 2006 and 2005, respectively.

(h)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investments Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts as described in footnote 3. The contract value is determined by the AMVESCAP National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Net Appreciation (Depreciation) in fair value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Adoption of New Accounting Standard

FSP AAG INV-1 and SOP94-4-1. Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” with respect to fully benefit-responsive investment contracts held by the Trust.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Investments

Investments, which exceeded 5% of the net assets available for benefits at December 31, 2006 and 2005, were as follows:

	2006	2005
Invesco Stable Value Trust, 1,114,910 and 1,049,302 units, respectively	$1,091,103	1,033,271
Allianz Funds OCC Renaissance Admin, 0 and 9,074 units, respectively	—	196,823
CRM Mid Cap Value Fund/Investment 7,814 and 0 units, respectively	229,876	—
EuroPacific Growth, 4,842 and 4,267 units, respectively	225,454	175,369
Franklin Balance Sheet Investment Fund—Class A, 5,331 and 4,597 units, respectively	355,627	283,796
Growth Fund of America, 8,105 and 7,254 units, respectively	266,402	223,862
Kansas City Southern common stock, 8,018 and 8,514 shares, respectively	232,362	207,997
MFS Value Fund, 8,171 and 7,469 units, respectively	218,728	172,900
PIMCO Total Return Administrative Shares, 45,945 and 42,110 units, respectively	476,912	442,153
Washington Mutual Investors, 7,536 and 6,528 units, respectively	262,712	201,336
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $243,561 and $62,084, respectively, as follows:

	2006	2005
Kansas City Southern common stock	$40,094	40,601
Mutual funds	203,467	21,483

Total net investment appreciation	$243,561	62,084

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2006 and 2005.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

2006
Net assets available for benefits per the financial statements	$4,222,197
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,807)

Net assets available for benefits per the Form 5500	$4,198,390

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

2006
Total investment income per the financial statements	$442,829
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,807)

Total investment income per the Form 5500	$419,022

(9)	Prohibited Transaction

During the plan year ending December 31, 2006, the Company failed to remit to the Trustee certain employee contributions totaling approximately $90 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company will make contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays. These prohibited transactions do not affect the tax status determination of the Plan, and the Company intends to pay all fines imposed, to the extent there are any.

Schedule 1
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity	Description	Current value
Common stock:
*Kansas City Southern common stock	8,018 shares, with a fair value of $28.98 per share	$232,362
Common collective trust:
Invesco Stable Value Trust	1,114,909.63 shares, with a fair value of $0.98 (rounded) per share	1,091,103
Mutual funds:
AIM Small Cap Growth Fund	2,519.720 shares, with a fair value of $29.23 per share	73,651
American Balanced	7,339.621 shares, with a fair value of $19.02 per share	139,600
American Century Real Estate/Advisor	4,432.821 shares, with a fair value of $30.39 per share	134,713
CRM Mid Cap Value Fund/Investment	7,813.581 shares, with a fair value of $29.42 per share	229,876
DWS Equity 500 Index	435.170 shares, with a fair value of $158.94 per share	69,166
EuroPacific Growth	4,842.218 shares, with a fair value of $46.56 per share	225,454
Franklin Balance Sheet Investment Fund—Class A	5,330.938 shares, with a fair value of $66.71 per share	355,627
Growth Fund of America	8,104.731 shares, with a fair value of $32.87 per share	266,402
ING International Value Fund	9,532.109 shares, with a fair value of $20.58 per share	196,171
Janus Fund	6,744.374 shares, with a fair value of $28.14 per share	189,787
Janus Twenty Fund	708.765 shares, with a fair value of $54.62 per share	38,713
MFS Value Fund	8,170.626 shares, with a fair value of $26.77 per share	218,728
PIMCO Total Return Administrative Shares	45,945.337 shares, with a fair value of $10.38 per share	476,912
Washington Mutual Investors	7,536.209 shares, with a fair value of $34.86 per share	262,712

Total investments		$4,200,977

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2006

Identity of party involved	Relationship to plan	Description of transaction	Amount Involved	Lost Income

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	$90	$20

See accompanying report of independent registered public accounting firm.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MidSouth Rail Union 401(k) Retirement Savings Plan
June 29, 2007	By:	/s/ Thomas A. Campbell
	Name:	Thomas A. Campbell
	Title:	Senior Vice President Administration